Exhibit 99.1

NUVEI CORPORATION ANNOUNCES ANNUAL MEETING RESULTS

MONTREAL, May 24, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today announced the results of its annual meeting of shareholders held on May 24, 2024 (the “Meeting”). Shareholders of the Company voted in favour of all items of business put forth at the Meeting by the Company. The complete voting results for each item of business at the Meeting are presented below.

1.        Election of Directors

The eight (8) nominees for directors proposed by management of the Company were elected by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Against
Philip Fayer	99.90%	0.10%
Timothy A Dent	97.84%	2.16%
Maren Hwei Chyun Lau	97.84%	2.16%
David Lewin	97.46%	2.54%
Daniela Mielke	97.48%	2.52%
Pascal Tremblay	99.58%	0.42%
Samir Zabaneh	99.93%	0.07%
Coretha Rushing	99.97%	0.03%

2.        Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.87%	0.13%

Final voting results on all matters voted on at the Meeting will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com.

NVEI-IR

Contact:

Investors

Chris Mammone, Head of Investor Relations

IR@nuvei.com